11

                                                                 FILE NO. 69-197

                                   FORM U-3A-2

                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D. C.


     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935.

                        GREEN MOUNTAIN POWER CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. This annual statement is being filed in connection with the ownership by Green Mountain Power Corporation (the "Company") of (1) 17.9 percent of the outstanding common stock of Vermont Yankee Nuclear Power Corporation ("Vermont Yankee" or "VY") (see File No. 70-4435) and
(2) 29.5 percent of the outstanding common stock (Class B) and 30.0 percent of the outstanding preferred stock (Class C) of Vermont Electric Power Company, Inc. ("VELCO") (see Application under Section 10 of the Public Utility Holding Company Act of 1935 by the Company on Form U-1, File No. 70-4840, Administrative Proceeding No. 3-2330, and Order of the Securities and Exchange Commission, dated March 11, 1970, in connection therewith, and Holding Company Act Release No. 16632). In addition, the Company has an indirect ownership interest in Vermont Electric Transmission Company, Inc. ("VETCO"), a wholly-owned subsidiary of VELCO.
      At December 31, 2001, the Company owned 100 percent of the outstanding common stock of Northern Water Resources, Inc., formerly Mountain Energy, Inc. ("NWR"), Green Mountain Propane Gas, Limited ("GMPG"), Vermont Energy Resources, Inc., GMP Real Estate Corporation ("GMPRE"), and Green Mountain Resources, Inc.("GMRI"). None of these companies are, at the present time, a "public utility company" as defined in the Act.
     In support of the Company's claim for exemption, the following information is submitted.
1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                        GREEN MOUNTAIN POWER CORPORATION

     The Company was incorporated under the laws of the State of Vermont on April 7, 1893, and has its principal executive office at 163 Acorn Lane, Colchester, Vermont.
     The principal business of the Company is to supply electrical energy in the State of Vermont in a territory with approximately twenty-five percent of the State's population. The Company serves approximately 87,000 customers. The principal territory furnished with electricity comprises an area of roughly twenty-five miles in width extending ninety miles across north central Vermont between Lake Champlain on the west and the Connecticut River on the east. Included in this territory are the cities of Montpelier, Barre, South Burlington, Vergennes, Williston, Shelburne and Winooski and the Village of Essex Junction, and a number of smaller towns and communities, including several communities surrounding the city of Burlington that have experienced substantial population growth. The Company also distributes electricity in four noncontiguous areas located in southern and southeastern Vermont that are interconnected with the Company's principal service area through the transmission lines of VELCO and others. Included in these areas are the communities of Vernon (where the Vermont Yankee plant is located), Bellows Falls, White River Junction, Wilder, Wilmington and Dover.
     The Company supplies at wholesale a portion of the power requirements of several municipalities and cooperatives in the State of Vermont. The Company interchanges economy and emergency power and energy with the Independent System Operator of New England ("ISO"), a function formerly performed by the New England Power Pool ("NEPOOL").
     The Company is the sole stockholder of NWR (formerly Mountain Energy, Inc.), GMPG, GMPRE, and Vermont Energy Resources, Inc., all incorporated under the laws of the State of Vermont and of GMRI, incorporated under the laws of the State of Delaware.
     The primary business of NWR was to invest in non-utility energy generation and efficiency projects. NWR's principal office is at 163 Acorn Lane, Colchester, Vermont. The Company has sold nearly all of NWR's generation and efficiency assets, offices and equipment, and its former corporate trade-name(Mountain Energy, Inc.) to KMS Mountain Energy, Inc.
     The business of GMPG is to close out the affairs of Green Mountain Propane Gas Company, its predecessor, an operating retail propane gas seller, the assets of which were sold on March 16, 1998.
     The business of GMPRE has consisted of the construction, operation and lease to the Company of certain assets, principally, the former headquarters building for the Company in South Burlington, Vermont, as well as two service centers in Bellows Falls and Wilmington, Vermont. The leases on these properties were purchased, and the former headquarters building sold during 1999. GMPRE's principal office is at 163 Acorn Lane, Colchester, Vermont.
     Vermont Energy Resources, Inc. does not presently conduct any business or operations, and was formed to acquire and transfer an interest in the J. C. McNeil Generating Station.
     GMRI was formed in April 1996 to explore opportunities in competitive retail energy markets. In 1996, GMRI, together with subsidiaries of Hydro-Quebec, Consolidated Natural Gas Corporation and Noverco, Inc., participated in the retail sales of energy in pilot programs in New Hampshire and Massachusetts through Green Mountain Energy Partners L.L.C. ("GMEP"), a Delaware limited liability company formed in April 1996. GMRI and GMEP do not actively engage in any business presently. GMRI's offices are located at 163 Acorn Lane, Colchester, Vermont.
     The State of New Hampshire experimented to provide retail customer choice in the purchase of electricity. The New Hampshire pilot program began in June 1996 and terminated in June 1998.
     The Commonwealth of Massachusetts authorized Bay State Gas Company's Pioneer Valley Customer Choice Residential Pilot Program, in which GMEP participated.
     In addition, GMRI owned a minor interest in Green Mountain Energy Resources("GMER"), a company that has created retail brands of electricity that are sold to consumers in competitive markets. In January 1999, GMRI sold its interest in GMER to Green Funding I, L.L.C.
     NWR and GMPRE are not public utilities and are not qualified to do business in any state other than the State of Vermont. NWR owns a subsidiary that owns a company specializing in wastewater treatment technology, and directly owns approximately 13.6 percent of a second company specializing in wastewater treatment technology. NWR also retained ownership of partnership interests in two wind powered generation facilities in California, and a note from a hydro-powered generation facility in new Hampshire.
     GMPG is not a public utility and is qualified to do business in the State of Vermont. Neither GMRI nor GMEP are public utilities, and both are qualified to do business in the States of Vermont, New Hampshire and Massachusetts.

                    VERMONT YANKEE NUCLEAR POWER CORPORATION

     Vermont Yankee was incorporated in Vermont on August 4, 1966, and has its principal office at Ferry Road, RD #5, Brattleboro, Vermont.

     The business of Vermont Yankee is the ownership and operation of a nuclear power plant at Vernon, Vermont, and the sale of electricity at the plant to those New England utilities, including the Company, who are its sponsoring stockholders.
          On  August  15,  2001,  VY  agreed  to sell its nuclear power plant to
Entergy Corporation for approximately $180 million. The Federal Energy Regulatory Commission ("FERC") approved the agreement during January 2002. The sale is subject to approval of the Vermont Public Service Board ("VPSB"), the U.S. Nuclear Regulatory Commission, and other regulatory bodies. A related agreement calls for Entergy to provide the current output level of the plant to VY's present sponsors, including the Company, at average annual prices ranging from $39 to $45 per megawatt hour through 2012, subject to a "low market adjuster" effective November, 2005, that protects the Company and other sponsors in the event that market prices for power drop significantly. No decommissioning top-off or any other financing by VY is anticipated to complete the transaction. The sale, if completed, will lower projected costs over the remaining license period for VY. The Company would continue to own its equity interest in VY. On March 4, 2002, the Vermont Department of Public Service (the "Department") announced its endorsement of the proposed sale of the Vermont Yankee nuclear plant to Entergy Nuclear Corp. A Memorandum of Understanding was filed March 4, 2002 with the VPSB by Entergy, Vermont Yankee, owners of Vermont Yankee, and the Department.

                      VERMONT ELECTRIC POWER COMPANY, INC.

     VELCO was incorporated under the laws of the State of Vermont on December 28, 1956, and has its principal office at Pinnacle Ridge Road, Rutland, Vermont.
     VELCO provides transmission services for all of the electric distribution utilities in the State of Vermont. VELCO is reimbursed for its costs (as defined in the agreements relating thereto) for the transmission of power which VELCO transmits for the electric distribution utilities.
     VELCO has agreements for single-unit power purchases that it resells at its cost to various electric distribution utilities in the State of Vermont.
     VELCO was a participant with all of the major electric utilities in New England in NEPOOL, acting for itself and as agent for twenty-two other electric utilities in Vermont, including the Company. The ISO replaced NEPOOL effective May 1, 1999. The ISO works as a clearinghouse for purchasers and sellers of electricity in the new deregulated markets. Sellers place bids for the sale of their generation or purchased power resources and if demand is high enough the output from those resources is sold.

              VERMONT ELECTRIC TRANSMISSION COMPANY, INC.("VETCO")

     VETCO, a wholly-owned subsidiary of VELCO, was incorporated under the laws of the State of Vermont on May 13, 1982, and has its principal office at Pinnacle Ridge Road, Rutland, Vermont.
     VETCO has entered into a Phase I Vermont Transmission Line Support Agreement with the New England utilities listed in Attachment A thereto dated as of December 1, 1981, and associated agreements relating to the Vermont portion of a transmission line interconnecting the electric systems in New England with the electric system of Hydro-Qu bec. Phase I of the interconnection consists of a +-450 kV HVDC transmission line from the Des Cantons Substation on the Hydro-Qu bec system near Sherbrooke, Canada, to a converter terminal having a capacity of 690 MW at the Comerford Generating Station in New Hampshire on the Connecticut River. The transmission line and terminal were declared to be in commercial operation on October 1, 1986. Hydro-Qu bec built and operates the Canadian portion of Phase I. VETCO constructed and operates the portion of Phase I from the Canadian border through Vermont to the New Hampshire border. The terminal facility is owned by a subsidiary of the New England Electric System ("NEES"). Phase II of the interconnection expanded the Phase I capability to 2,000 MW through the extension of the +-450 kV HVDC transmission line from the Comerford terminal in New Hampshire to a terminal facility located at the Sandy Pond Substation in Massachusetts. Agreements relative to this second phase have been executed by Hydro-Qu bec, NEPOOL and various New England utilities, including the Company.

                         VERMONT ENERGY RESOURCES, INC.

     Vermont Energy Resources, Inc. was incorporated under the laws of the State of Vermont on July 30, 1974, and has its principal office at 163 Acorn Lane, Colchester, Vermont.
     Vermont Energy Resources entered into an Agreement for Joint Ownership, Construction and Operation of the J. C. McNeil Generating Station, dated October 5, 1982, (the Joint Ownership Agreement) with the City of Burlington Electric Department (BED), C. V. Realty, Inc. and Vermont Public Power Supply Authority. The Joint Ownership Agreement relates to the J. C. McNeil generating station, a 53-MW (nominal rating) wood-fired electric generating station in Burlington, Vermont and associated facilities (collectively, the "Station"). The Station began commercial operation in June 1984. On January 10, 1984, Vermont Energy Resources transferred its entire interest in the Station to the Company as permitted by provisions of the Joint Ownership Agreement. Vermont Energy
Resources  has  no  other  business  and  conducts  no  operations at this time.

                         NORTHERN WATER RESOURCES, INC.

     Northern Water Resources, Inc. was incorporated under the laws of the State of Vermont on December 11, 1989, and has its principal office at 163 Acorn Lane, Colchester, Vermont as of December 31, 2001.
       In 1989, NWR made its first investment by indirectly acquiring a 7.1 percent limited partnership interest in a new 71.9 MW wind powered generating facility being constructed northeast of San Francisco, California. The first 20 MW of the facility became operational in 1989, and the remaining 51.9 MW became operational in 1990. In 1993, NWR indirectly acquired a 25.7 percent limited partnership interest in a 50 MW wind powered generating facility that is operating northeast of San Francisco; in 1998 the limited partnership interest increased to 26 percent. All of these generating facilities are qualifying facilities, as defined by the Public Utility Regulatory Policies Act.

     As of June 30, 1999 we classified our investment in NWR as "Business Segment held for sale", reflecting the Company's intent to sell or dispose of NWR's assets. During 2000, NWR sold its interests in almost all of its qualified generating facilities, retaining the wastewater treatment assets, the note from a hydro-power facility, and its partnership interests in wind powered generation facilities. In January 2001, the company was renamed Northern Water Resources, Inc.(formerly known as Mountain Energy Inc.), and moved its principal office to 163 Acorn Lane, Colchester, Vermont.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State, is detailed below.

                        GREEN MOUNTAIN POWER CORPORATION

     The Company's properties are operated as a single system serving five areas in Vermont which are interconnected by transmission lines of VELCO. The Company owns and operates eight hydroelectric generating stations with an estimated claimed capability of 35.6 MW, two gas turbine generating stations with an aggregate claimed capability of 72.7 MW and two diesel generating stations with an aggregate claimed capability of 8.4 MW.
     The Company had, at December 31, 2001, approximately 2 miles of 115 kV transmission lines, 6 miles of 69 kV transmission lines, 3 miles of 44 kV transmission lines, and 185 miles of 34.5 kV transmission lines. Its distribution system included approximately 2,300 miles of overhead lines of 2.4 to 34.5 kV and 460 miles of underground cable of 2.4 to 34.5 kV. At such date, the Company owned approximately 159,000 kV of substation transformer capacity in transmission substations and 570,000 kV of substation transformer capacity in distribution substations and approximately 1,085,000 kV of transformers for step-down from distribution to customer use. All of the foregoing properties of the Company are located in the State of Vermont.

     The Company's system is interconnected at locations within the State of Vermont with the lines of out-of-state utilities in New Hampshire and Massachusetts at thirteen points along the eastern and southern borders of the State. The transmission lines of the Company are interconnected at four points in northeastern Vermont with the transmission lines of utilities in the State of New Hampshire.
     The Company is a participant, with other New England utilities, in three major electric generating stations pursuant to joint ownership agreements. Under each such agreement, the lead participant has undertaken to construct and operate the plant for all participants. The Company is not the lead participant in these plants. The plants and locations and the amount of the Company's participation, are as follows:
A. Wyman #4, Yarmouth, Maine -- 1.1 percent (6.8 MW of a total 620 MW) -- lead participant is Central Maine Power Company;
B.  Stony Brook #1, Ludlow, Massachusetts -- 8.8 percent (31.0 MW of a total 352
MW)  --  lead participant is Massachusetts Municipal Wholesale Electric Company;
and
C. Joseph C. McNeil Generating Station, Burlington, Vermont -- 11 percent (5.8 MW of a total 53 MW) -- lead participant is Burlington Electric Department.
     The Company has acquired title to its percentage interests in the Wyman, Stony Brook and McNeil projects. Wyman became operational in 1979; Stony Brook in December 1981; and McNeil in June 1984.

                    VERMONT YANKEE NUCLEAR POWER CORPORATION

     Vermont Yankee constructed and operates a nuclear-powered electric generating plant with a nameplate capability of 540 MW. The plant is located on the Connecticut River in Vernon, Vermont.

                      VERMONT ELECTRIC POWER COMPANY, INC.

     VELCO has no generating facilities, but has approximately 483 pole miles of transmission lines and twenty-five associated substations located in the State of Vermont. VELCO's properties interconnect with the lines of the New York Power Authority at the New York-Vermont state line near Plattsburgh, New York; with the transmission facilities of Niagara Mohawk Power Corporation at the New York-Vermont state line near Whitehall, New York and North Troy, New York; with lines of New England Power Company at or near the New Hampshire-Vermont state line at Wilder, Vermont, and at Monroe, New Hampshire, near Claremont, New Hampshire, and at the Massachusetts-Vermont state line near North Adams, Massachusetts; with the lines of Public Service Company of New Hampshire at or near the New Hampshire-Vermont state line at Littleton, New Hampshire, Ascutney, Vermont and Vernon, Vermont; and with the lines of Hydro-Qu bec at the Quebec-Vermont border near Highgate, Vermont through an AC/DC/AC converter and
7.6 miles of transmission line jointly owned by several Vermont utilities. All of its transmission facilities are in Vermont, except for approximately 4.3 miles of transmission lines in New Hampshire.

                   VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

     VETCO does not own any generating or distribution facilities. It is not contemplated that VETCO will acquire any generating facilities. VETCO owns and operates the 52-mile Vermont portion of the transmission interconnection with Hydro-Qu bec.

                         VERMONT ENERGY RESOURCES, INC.

     Vermont Energy Resources does not have any generating, transmission or distribution facilities in place. Its only material asset was its 11 percent ownership interest (5.8 MW) in the 53 MW J. C. McNeil Generating Station in Burlington, Vermont. This asset was transferred to the Company on January 10, 1984.

                         NORTHERN WATER RESOURCES, INC.

     NWR does not have any generating, transmission or distribution facilities in place. It has indirect interests in two material assets used for the generation of electricity: its indirect ownership of a 7.1 percent limited partnership interest in a 71.9 MW qualifying facility that uses wind turbines in California; and a 26 percent limited partnership interest in a 50 MW qualifying facility that uses wind turbines in California.

     3. Information for the last calendar year with respect to claimant and each of its subsidiary public utility companies is as follows:

A. Number of kWh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.
Retail  sales  for  Green  Mountain  Power  are  within  the  state  of  Vermont exclusively.
                        GREEN MOUNTAIN POWER CORPORATION
                                    Year 2001
Total  Electric  Revenues:$278,896,748
                              Electric:  4,322,041,500
                              Gas:       None

                    VERMONT YANKEE NUCLEAR POWER CORPORATION
                                    Year 2001
Total  Electric  Revenues:$178,840,019
                              Electric:   4,171,120,000
                              Gas:        None

                      VERMONT ELECTRIC POWER COMPANY, INC.
                                    Year 2001
Total  Electric  Revenues:$30,148,280
                              Electric:   258,467,521
                              Gas:        None

B. Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized(State of Vermont).

                        GREEN MOUNTAIN POWER CORPORATION
                                    Year 2001

                              Electric:   None
                              Gas:        None

                    VERMONT YANKEE NUCLEAR POWER CORPORATION
                                    Year 2001

                              Electric:   None
                              Gas:        None

                      VERMONT ELECTRIC POWER COMPANY, INC.
                                    Year 2001

                              Electric:   None
                              Gas:        None

C. Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line(STATE OF VERMONT.)

                        GREEN MOUNTAIN POWER CORPORATION
                                    Year 2001
                Wholesale  Sales  Revenue:  $83,804,504
     Electric:2,367,893,300*
                               Gas:        None

                    VERMONT YANKEE NUCLEAR POWER CORPORATION
                                    Year 2001
                Wholesale  Sales  Revenue:  $80,478,000
                               Electric:   1,877,004,000
                               Gas:        None

                      VERMONT ELECTRIC POWER COMPANY, INC.
                                    Year 2001
                               Electric:   None
                               Gas:        None
*Reflects 1,909,387,600 kWh sales to Morgan Stanley under a Power Supply Agreement dated February 1999.


D. Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line(STATE OF VERMONT).

                        GREEN MOUNTAIN POWER CORPORATION
                                    Year 2001
Power  Supply  Purchases:$165,871,806
                               Electric:   3,557,803,000*
                               Gas:        None

                    VERMONT YANKEE NUCLEAR POWER CORPORATION
                                    Year 2001

                               Electric:   None
                               Gas:        None


                      VERMONT ELECTRIC POWER COMPANY, INC.
                                    Year 2001

                               Electric:   None
                               Gas:        None

*Includes 2,067,700,000 kWh purchased from Morgan Stanley under a Power Supply Agreement dated February 1999.



                   VERMONT ELECTRIC TRANSMISSION COMPANY, INC.
                                       and
                         VERMONT ENERGY RESOURCES, INC.

     VETCO owns and operates a 52-mile transmission line as part of the Phase I project. VETCO does not buy or sell electric energy. Vermont Energy Resources, Inc. transferred the J. C. McNeil generation station to the Company before the station became operational in 1984. Therefore, these companies have not made any sales or purchases of electric energy in 2001.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

              NONE

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

              NONE

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

              NONE


D. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

              NONE

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).


              NONE

EXHIBIT  A

     A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year are attached hereto.


EXHIBIT  B

     Financial  Data  Schedule

     1.   Total  Assets                   $330,134,000

     2.   Total  Operating  Revenues       $283,464,000

     3.   Net  Income                      $10,678,000

EXHIBIT  C

      An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

      NOT  APPLICABLE

                                                                 File No. 69-197


                                 SIGNATURE PAGE
                                 --------------


      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of March 2001.

                               GREEN  MOUNTAIN  POWER  CORPORATION
                               -----------------------------------
                                       (name  of  claimant)







(Corporate  Seal)

                               By:   /s/Robert  J.  Griffin
                                   ------------------------
                                      Robert  J.  Griffin
                                      Treasurer  and  Controller





Attest:


 /s/Penny  J.  Collins
----------------------
Penny  J.  Collins
Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


 /s/  R.  J.  Griffin
---------------------
R.J.  Griffin
Treasurer  and  Controller


Green  Mountain  Power  Corporation
163  Acorn  Lane
Colchester,  VT  05446



CONSOLIDATING  BALANCE  SHEET  FORM  U-3A-2  EXHIBIT  A
                                                       December 31, 2001                                        CONSOLIDATED
                                               GREEN     GREEN     NORTHERN          GREEN                             GREEN
                                             MOUNTAIN   MOUNTAIN    WATER     GMP   MOUNTAIN                        MOUNTAIN
                                             POWER     PROPANE     RESOURCES  REAL  RESOURCES          ELIMINATIONS     POWER
                                         CORPORATION    GAS CO.     INC.    ESTATE    INC.     TOTAL              CORPORATION
                                         ------------  ---------  --------  -------  ------  ---------            ------------
(In thousands)
UTILITY PLANT,NET . . . . . . . . . . .  $    196,858  $      -   $     -   $     -  $   -    196,858   $     -   $    196,858
OTHER INVESTMENTS . . . . . . . . . . .        19,502         -         -         -      -     19,502     1,442         20,944
DEFERRED CHARGES. . . . . . . . . . . .        75,073         -         -         -      -     75,073         -         75,073
CURRENT ASSETS. . . . . . . . . . . . .        36,183         -         -         -      -     36,183         -         36,183
OTHER CURRENT ASSETS. . . . . . . . . .             -         1     3,836        37      8      3,882    (3,882)             -
PROPERTY AND EQUIPMENT. . . . . . . . .             -         -    (2,780)      251      -     (2,529)    2,529              -
OTHER ASSETS. . . . . . . . . . . . . .           817         0     2,641         0      -      3,458    (2,382)         1,076

                                         $    328,433  $      1   $ 3,697   $   288  $   8   $332,427   $(2,293)  $    330,134
                                         ============  =========  ========  =======  ======  =========  ========  ============

COMMON STOCK EQUITY . . . . . . . . . .  $    101,277  $     (4)  $(2,178)  $    24  $ (10)  $ 99,109   $ 2,168   $    101,277
REDEEMABLE PREFERRED STOCK. . . . . . .        12,560         -         -         -      -     12,560         -         12,560
LONG TERM DEBT LESS CURRENT MATURITIES.        74,400         -         -         -      -     74,400         -         74,400
CAPITAL LEASE OBLIGATION. . . . . . . .         5,959         -         -         -      -      5,959         -          5,959
CURRENT LIABILITIES . . . . . . . . . .        38,841         5     1,491        82     18     40,437    (1,596)        38,841
DEFERRED CREDITS. . . . . . . . . . . .        95,396         -         -         -      -     95,396         -         95,396
OTHER LIABILITIES . . . . . . . . . . .             -         -     4,384       182      -      4,566    (2,865)         1,701
                                         ------------  ---------  --------  -------  ------  ---------  --------  ------------
                                         $    328,433  $      1   $ 3,697   $   288  $   8   $332,427   $(2,293)  $    330,134
                                         ============  =========  ========  =======  ======  =========  ========  ============

                                                                                                                   CONSOLIDATED
                                             GREEN       GREEN     NORTHERN            GREEN                              GREEN
                                           MOUNTAIN     MOUNTAIN     WATER     GMP     MOUNTAIN                        MOUNTAIN
                                             POWER     PROPANE     RESOURCES   REAL   RESOURCES          ELIMINATIONS     POWER
                                         CORPORATION     GAS CO.     INC.     ESTATE    INC.    TOTAL               CORPORATION
                                       ---------------  ---------  --------  --------  ------  --------            -------------
CONSOLIDATING STATEMENT OF INCOME:     (in thousands)
OPERATING REVENUES. . . . . . . . . .  $      283,464   $      -   $   283   $    14   $   -   $283,761  $  (297)  $    283,464
OPERATING EXPENSES. . . . . . . . . .         267,005         10     2,429        18       1    269,463   (2,458)       267,005
                                       ---------------  ---------  --------  --------  ------  --------  --------  -------------
  OPERATING INCOME. . . . . . . . . .          16,459        (10)   (2,146)       (4)     (1)    14,298    2,161         16,459

OTHER INCOME. . . . . . . . . . . . .           2,373         14         -         -       -   $  2,387      (14)         2,373
INTEREST CHARGES. . . . . . . . . . .           7,039          -         -         -       -      7,039        -          7,039
                                       ---------------  ---------  --------  --------  ------  --------  --------  -------------
INCOME (LOSS) BEFORE PREFERRED
DIVIDENDS AND DISCONTINUED OPERATIONS          11,793          4    (2,146)       (4)     (1)     9,646    2,147         11,793
DIVIDENDS ON PREFERRED STOCK. . . . .             933          -         -         -       -        933        -            933
NET INCOME (LOSS) FROM DISCONTINUED
  OPERATIONS. . . . . . . . . . . . .            (182)               1,964                        1,782   (1,964)          (182)
                                       ---------------             --------                    --------  --------  -------------
NET LOSS APPLICABLE TO COMMON STOCK .  $       10,678   $      4   $  (182)  $    (4)  $  (1)  $ 10,495  $   183   $     10,678
                                       ===============  =========  ========  ========  ======  ========  ========  =============